Media release

Mafikeng (South Africa)/Basel, 27 July 2004

New cancer and diabetes services inaugurated on Phelophepa Healthcare Train in rural South Africa

Unique Roche-sponsored healthcare project celebrates its tenth anniversary

Today Roche officially inaugurated two new services – cancer screening and diabetes prevention – on the Phelophepa Train, a South African clinic on rails which Roche has sponsored since its inception 10 years ago. The ceremony took place in Mafikeng, one of the many towns and villages Phelophepa visits as it travels through the provinces of South Africa. The train provides rural areas with primary healthcare services, including eye, dental and general medical care and health education programmes. The new Phelophepa services were made possible by a substantial increase in Roche funding, announced in late 2003.

The dedication ceremony was attended by nearly 2,000 people, including Ms Edna Molewa, Premier of the North West Province, and Roche Chairman and CEO Franz B. Humer. In his speech at the ceremony Humer explained the reasons for Roche's long-standing support for the Phelophepa project: 'Improving access to medical care is an important concern for Roche. We are therefore very proud of what Phelophepa has achieved so far, and we are fully committed to continuing our support for the train. Phelophepa is an outstanding example of an innovative, highly effective and sustainable project. It is run by a team of skilled and highly dedicated people who had an idea, believed in it and made it happen. This makes it a particularly good example of Roche's philosophy on development aid: we believe in supporting novel, practical solutions that are tailored to local conditions and needs and involve working with committed local partners.'

Lynette Coetzee , the Manager of the Phelophepa Project, added: 'This year marks some significant anniversaries. Not only are we celebrating 10 years of democracy in South Africa, but also 10 years of Phelophepa. Over the last decade Phelophepa's clinics and community outreach programmes

have made it a Train of Miracles for more than seven million people in rural South Africa. Roche is the only external sponsor that has been on board from the start. We are proud to have Roche as a supporter. In addition to funding, it provides us with strong moral support and with expertise that helps us to play a leading role in healthcare delivery in rural communities. We are therefore very pleased to have Roche join in today's celebration of Phelophepa's tenth anniversary and the inauguration of its two new services.'

Phelophepa's new services — diabetes prevention and cancer screening

The number of people with type 2 diabetes appears to be increasing significantly in rural South Africa. Fortunately, much can be done to slow or stop this trend, since diabetes can often be prevented simply by eating healthily, maintaining a good weight and getting regular physical exercise. The Phelophepa Train can now help people to prevent the onset of diabetes and recognise its symptoms. The train has also started screening for cancer – particularly breast cancer. This is important because, in the areas served by Phelophepa, many patients with lumps and bumps are unaware that they may be malignant and therefore fail to mention them when they see a doctor or nurse. The Phelophepa staff are not able to treat cancer and diabetes patients, since the train averages just one one-week visit every two years at each of the stops on its route. The Phelophepa staff do however draw on the support of local clinics, hospitals, doctors, social workers, and sometimes even traditional healers to reach out to rural communities. If cancer or diabetes is detected, the patient will be directed to the nearest hospital or clinic for further care.

About Phelophepa

Phelophepa (the name means 'good, clean health') is a clinic on rails that has been bringing basic medical care to remote regions of South Africa since 1994. Today the Phelophepa Healthcare Train has 16 coaches, weighs 600 tonnes and is fully equipped to provide general, dental, eye and psychiatric care. The train is under way 36 weeks a year, visiting regions with inadequate access to medical services. The staff consist of 14 employees and around 40 student interns preparing for careers in a variety of health-related fields who each do 14 days of volunteer service. So far, the Health Train has reached more than seven million people in remote regions of South Africa – among them many women and children who previously had no access to basic health care.

About Roche's support of Phelophepa

Roche was one of the first companies to provide funding for the Phelophepa Healthcare Train, which was founded by the state railway company Transnet, and the Group is the project's main sponsor outside South Africa today. In recognition of Roche's ongoing commitment to Phelophepa, the coach housing the train's health clinic was renamed the 'Roche Health Clinic' in 2001. In 2003 Roche substantially increased its support for Phelophepa. The additional funding was used to set up the new cancer screening and diabetes services. Part of the money was used to significantly improve

the train's healthcare programmes for school children.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation medicine. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information

- Phelophepa: www.phelophepa.co.za
- Sustainability at Roche: www.roche.com/home/sustainability.htm

Roche

Roche Investor Update

Thursday, July 29, 2004 8:02 AM

Landmark study published in New England Journal of Medicine shows 40 percent of people infected with HIV and hepatitis C had sustained response to Pegasys hepatitis C combination therapy

A landmark study published today in the New England Journal of Medicine showed that 40 percent of people with chronic hepatitis C co-infected with HIV who were treated with Pegasys (peginterferon alfa-2a) and Copegus (ribavirin), achieved a sustained virological response (a patient's continued undetectable hepatitis C virus levels in the blood 24 weeks after finishing a course of treatment).

Approximately 30 percent of people in the United States infected with HIV are also infected with hepatitis C, a disease that is now one of the leading causes of death in people with HIV. APRICOT (AIDS Pegasys Ribavirin International Co-infection Trial) is the largest study ever conducted evaluating chronic hepatitis C treatment in patients co-infected with HIV and hepatitis C.

"Historically, hepatitis C therapy has not been considered to be very effective in patients with HIV," said Dr. Douglas Dieterich, Professor of Medicine, Mount Sinai School of Medicine, New York City and co-lead investigator of the APRICOT study. "The response rates we have seen with Pegasys combination therapy are very encouraging news for the 300,000 Americans estimated to be infected with hepatitis C and HIV."

Hepatitis C has been shown to progress much more rapidly to cirrhosis and liver failure in people with HIV compared to those without the disease.

"In the APRICOT study we saw definitive improvement in response rates among patients treated with Pegasys combination therapy compared to those treated with Pegasys monotherapy or conventional interferon combination therapy," said Dr. Francesca Torriani of the University of California, San Diego, and co-lead investigator of APRICOT.

The randomized, partially blinded international trial enrolled a total of 868 HCV/HIV co-infected patients in 19 countries. All patients were HCV positive, had compensated liver disease, a CD4+ count greater than 100 cells/mL, and stable HIV disease, with or without antiretroviral therapy. Patients were randomized to 48 weeks of treatment with interferon alfa 2a 3MIU three times a week plus 800 mg/day of ribavirin, 180 mcg of Pegasys once weekly plus placebo, or 180 mcg of Pegasys once weekly with 800 mg/day of Copegus. Sustained virological response (SVR) was assessed at the end of 24 weeks of treatment-free follow up (week 72).

Other key APRICOT findings:

- Patients with HCV genotype 1 treated with Pegasys/Copegus (289) were three times more likely to achieve an SVR than similar patients treated with interferon alfa 2a and ribavirin (285) (29 vs. 7 percent)
- 62 percent (59 of 95) of patients with hepatitis C genotypes 2 and 3 treated with Pegasys/Copegus achieved a sustained virological response
- Serious adverse events were experienced in 5 percent of patients treated with standard interferon and ribavirin, in 10 percent treated with Pegasys monotherapy and in 8 percent treated with Pegasys and Copegus.

"This study demonstrates the commitment of Roche to high quality science that has far-reaching implications for the management of hepatitis C patients, including special populations with unmet needs," said Salvatore Badalamenti, MD, Medical Director, Roche. "This is the fourth study on Pegasys to be published in New England Journal of Medicine."

Other Co-infection Studies
Findings from another, much smaller study of 133 patients with Pegasys combination therapy in patients co-infected with HIV and hepatitis C, ACTG A5071, were published with the APRICOT findings. Sustained virological response rates observed in this study were lower than in APRICOT. The response rates for patients taking Pegasys and Copegus were 27 percent, and for patients taking interferon and ribavirin, 12 percent. Factors that may have contributed to the difference in SVR rates between the two trials include a lower initial dose of ribavirin (600 mg/day escalated to 1000 mg/day) and differences in study populations including a higher percentage of African Americans and Hispanics. In addition, the primary endpoint of the ACTG trial was a combined histological and virological response at week 24.

Currently, no HCV therapies have been approved for the treatment of chronic hepatitis C in HCV/HIV co-infected patients. Roche will file data with the Food and Drug Administration later this year for this indication.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche IR contacts:
Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Roche

Roche Investor Update

Friday, July 30, 2004 8:55 AM

Transfer of non-prescription products (OTC) business from Chugai Pharmaceutical to Lion Corporation

Dear Investor,

Please find attached the press release on the divestiture of Chugai OTC, as announced today by Lion Corporation and Chugai Pharmaceutical Co., Ltd.

Reconciliation of Chugai results as shown by the Roche Group
On 3 August 2004, following the publication of Chugai's audited second quarter results, Roche will present an investor update which reconciles these results with the results for Chugai published by Roche as part of the Roche Group's interim results. We will also present Roche Group income statements for Full-year 2003 and Half-years 2004 and 2003, with Chugai OTC shown as a discontinuing business.

About Chugai
Chugai Pharmaceutical Co., Ltd. is one of Japan's leading research-based pharmaceutical companies with strengths in biotechnology products and in the therapeutic fields of oncology, renal diseases, cardiovascular diseases, bone/joint diseases and transplant/immunology/infectious diseases. With pharmaceutical sales of 233 billion yen in 2003 (9 months ended Dec. 31, 2003), Chugai has invested in research and development capabilities in the US and Europe, and has established sales and marketing operations in France, Germany and the UK. Chugai employs 5,680 employees worldwide.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Please do not hesitate to contact Chugai Pharmaceutical, Corporate Communications Department (Phone: +81-(0)3-3273-0881) if you have further questions.

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

July 30, 2004

Lion Corporation
Chugai Pharmaceutical Co., Ltd.

Transfer of non-prescription products (OTC) business from Chugai Pharmaceutical to Lion Corporation

July 30, 2004 (Tokyo) - Lion Corporation (Head Office: Tokyo, President: Sadayoshi Fujishige) (Hereafter "Lion") and Chugai Pharmaceutical Co., Ltd. (Head Office: Tokyo, President: Osamu Nagayama) (Hereafter "Chugai"), today announced that the two companies have agreed and signed a contract regarding the transfer of Chugai's nonprescription product (OTC: over-the-counter pharmaceuticals) business to Lion, and the insecticide manufacturing business of Chugai's wholly-owned subsidiary Eiko Kasei Co., Ltd. (Head Office: Fukushima Prefecture, President: Akira Namiuchi) (Hereafter "Eiko Kasei") to Lion Packaging Co., Ltd. (Head Office: Chiba Prefecture, President: Eiji Kudo) a wholly-owned subsidiary of Lion.

Reason for Lion to buy the business
Lion places Pharmaceutical Products business as one of its core business area, together with the Home Products business, in its mid-term management plan (VIPII Plan: Value Innovation Plan Part II), and carries out proactive growth strategies.

Chugai's OTC business includes health tonic drinks and insecticides, which has little duplications with Lion's existing business, enabling a complementary integration in both technology and marketing areas, and synergistic effects from each party's resources are expected. In addition, the integration will strengthen the company's industry position by increasing the total sales to over 50 billion yen.

Lion has made the decision to acquire Chugai's OTC business as it firmly believes that the integration of the two OTC businesses will generate a significant effect to Lion's growth strategy for its pharmaceutical business.

Reason for Chugai to sell the business
Chugai has entered into an alliance with Roche in October 2002, with the aim to strengthen its core prescription pharmaceutical business. Since then, through close collaboration with Roche, Chugai has been making a full-fledged effort in becoming a global R&D-oriented pharmaceutical company which possesses strengths in the most advanced technologies in such areas as antibody drugs, and also in the small-molecule synthetic drugs, utilizing one of the largest chemical libraries and research information platforms in the world.

On the other hand, the company implemented an "internal company system" from 2001 with its OTC business, in an attempt to improve its earnings towards a sustainable standalone business, together with other measures to reinforce its corporate culture. However, from a company-wide strategic perspective, Chugai has concluded that the transfer of its OTC business to a company which places this business as its core strategic area with complementary synergies with existing brands will maximize the value of its OTC business. This has led to the decision to divest the OTC business to Lion.

Subject of transfer
1. OTC business of Chugai Pharmaceutical (Chugai Healthcare Company) and related assets such as trademarks, patents, industrial designs, know-hows, personnel, and positions in contracts
2. Insecticides business of Eiko Kasei

Schedule of transfer

July 29, 2004	Meeting of the Board of Directors of Lion
July 30, 2004	Meeting of the Board of Directors of Chugai Contract has been signed following the Board's approval
End of 2004	Closing (planned)

Outline of the companies (as of December 2003)
Chugai's and Eiko Kasei's results are based on nine-month fiscal year of April - December 2003.

Lion Corporation

Established	1918
Paid-in Capital	Yen 34,433.72 million
Net Sales	Consolidated (Yen 308.5 billion), nonconsolidated (Yen 273.6 billion)
Recurring Profit	Consolidated (Yen 11.2 billion), nonconsolidated (Yen 7.8 billion)
Number of Employees	Consolidated (5,594), nonconsolidated (2,558)
Business	The manufacture and sale of toothpastes, toothbrushes, soaps, cleansers, hair- and skin-care products, pharmaceuticals, and chemicals

Chugai Pharmaceutical Co., Ltd.

Established	1925
Paid-in Capital	Yen 68.2 billion
Net Sales	Consolidated (Yen 232.7 billion), nonconsolidated (Yen 222.1 billion)
Recurring Profit	Consolidated (Yen 43.9 billion), nonconsolidated (Yen 40.4 billion)
Number of Employees	Consolidated (5,680), nonconsolidated (4,977)
Business	Import/export, manufacturing and marketing of pharmaceuticals and quasi-drugs

Chugai Pharmaceutical nonprescription products (OTC) business

Net Sales	Yen 14.6 billion (health tonic drinks: Yen 7.5 billion, insecticides: Yen 4.0 billion)
Reference Sales	Yen 19.9 billion (12 months result for the fiscal year ended March 2003)
Number of employees	188

Major Branded Products

Product Name	Description
Guronsan	Health tonic drink
Guromont	Health tonic drink
Varsan	Insecticides (fumigators)
Chugai Ichoyaku	Gastrointestinal drug
Alpen	Syrup for infants cold
Zenol	Topical analgesic and anti-inflammatory
Pair Acne	Acne treatment

Lion Packaging Co., Ltd

Established	1976
Location	Ichihara-shi, Chiba Prefecture
Paid-in Capital	Yen 1.8 million (100% Lion)
Net Sales	Yen 7.4 billion
Number of Employees	126
Business	Manufacture and marketing of synthetic resin containers, etc.

Eiko Kasei Co., Ltd.

Established	1967
Location	Yabuki-cho, Nishishirakawa-gun, Fukushima Prefecture
Paid-in Capital	Yen 50 million (100% Chugai)
Net Sales	Yen 1.4 billion
Number of Employees	35
Business	Manufacture and marketing of insecticides

Contacts:
Lion Corporation, Public Relations Department (03-3621-6661)
Chugai Pharmaceutical, Corporate Communications Department (03-3273-0881)